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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                               (AMENDMENT NO. 2)

                   Under the Securities Exchange Act of 1934

                               THOMPSON PBE, INC.
                                (Name of issuer)

                                  COMMON STOCK
                         (Title of class of securities)

                                   884888108
                                 (CUSIP number)



                 Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


                 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 6 Pages
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CUSIP NO. 884888108                      13G                   Page 2 of 6 Pages


    1     NAMES OF REPORTING PERSONS
            Mortimer A. Kline, III
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ---------------------------------------------------------------------

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

    3     SEC USE ONLY

          ---------------------------------------------------------------------

    4     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       5     SOLE VOTING POWER
  NUMBER OF                      499,200 (excluding 48,139 option shares)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          6     SHARED VOTING POWER
  OWNED BY                       0
    EACH               --------------------------------------------------------
  REPORTING            7     SOLE DISPOSITIVE POWER
 PERSON WITH                     481,959 (excluding 48,139 option shares)
                       --------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER
                                 0
                       --------------------------------------------------------

    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            547,339
          ---------------------------------------------------------------------

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            6.2%
          ---------------------------------------------------------------------

   12     TYPE OF REPORTING PERSON*
            IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!




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ITEM 1(A).       Name of Issuer:

                          Thompson PBE, Inc.

ITEM 1(B).       Address of Issuer's Principal Executive offices:

                          4553 Glencoe Avenue
                          Suite 200
                          Marina del Rey, California 90292

ITEM 2(A).       Name of Person Filing:

                          Mortimer A. Kline, III

ITEM 2(B).       Address of Principal Business Office:

                          c/o Thompson PBE, Inc.
                          4553 Glencoe Avenue
                          Suite 200
                          Marina del Rey, California 90292

ITEM 2(C).       Citizenship:

                          United States

ITEM 2(D).       Title of Class of Securities:

                          The securities to which the statement relates are shares of common stock, par value $0.001 per share, of the Issuer ("Common Stock").

ITEM 2(E).       CUSIP Number:

                          The CUSIP number for the Common Stock is 884888108.

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                          Not applicable.





                               Page 3 of 6 Pages
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ITEM 4.          Ownership

                           The following information is as of December 31, 1996:

                          (a)     Amount Beneficially Owned:  547,339 Includes
                                  (i) 17,241 shares in respect of which the reporting person holds an irrevocable proxy but posses no other incidents of ownership and (ii) 48,139 shares of Common Stock that the reporting person has the right to acquire from other stockholders of the Issuer pursuant to two separate call options, each of which is immediately exercisable. Calculation above also includes 111,739 shares which may be acquired within 60 days of December 31, 1996 pursuant to employee stock options. The reporting person is deemed to beneficially own such shares solely by operation of Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

                          (b)     Percent of Class:  6.2%
                                  (Based on the number of shares outstanding as reported in the Issuer's Definitive Proxy Statement dated January 10, 1997.)

                           (c)     Number of Shares as to which such person has:

                                  (i)         sole power to vote or to direct
                                              the vote: 499,200 (includes
                                              17,241 shares in respect of which
                                              the reporting person holds an
                                              irrevocable proxy and excludes
                                              48,139 shares held by other
                                              stockholders subject to call
                                              options).

                                  (ii) shared power to vote or to direct the vote: None.

                                  (iii)       sole power to dispose or to
                                              direct the disposition of:
                                              481,959 (excludes 48,139 shares
                                              subject to call options).

                                  (iv)        shared power to dispose or to
                                              direct the disposition of: None.

ITEM 5.          Ownership of Five Percent or less of a Class:

                          Not applicable.

ITEM 6.          Ownership of More than Five Percent on Behalf of Another
                 Person:

                          Not Applicable.





                               Page 4 of 6 Pages
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ITEM 7.          Identification and Classification of the Subsidiary which
                 Acquired the Security Being Reported on By the Parent Holding
                 Company:

                          Not Applicable.

ITEM 8.          Identification and Classification of Members of the Group:

                          Not Applicable.

ITEM 9.          Notice of Dissolution of Group:

                          Not Applicable.

ITEM 10.                  Certification:

                          Not Applicable.





                               Page 5 of 6 Pages
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                                   SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 12, 1997




                                       /s/ Mortimer A. Kline, III
                                       --------------------------------------
                                           Mortimer A. Kline, III





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